14005991

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X] PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

(Full title of the plan)

Chemed Corporation

(Name of issuer of the securities held pursuant to the plan)

2600 First Financial Center, 255 E. 5th Street, Cincinnati, Ohio 45202

(Address of principal executive office)

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS — PAGE NUMBER

Other schedules required by 29 CFR Section 25203.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings & Retirement Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

By: David J. Lohbeck, Chairman
Administrative Committee

Date: June 19, 2014

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
4000 Smith Road, Suite 500
Cincinnati, OH 45209-1967
T 513.762.5000
F 513.241.6125
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Chemed/Roto-Rooter Savings & Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Chemed/Roto-Rooter Savings & Retirement Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2013, and delinquent participant contributions for the year ended December 31, 2013, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's

Grant Thornton

management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
June 19, 2014

Chemed/Roto-Rooter

Savings & Retirement Plan

Statements of Net Assets Available for Benefits

	December 31, 2013	December 31, 2012
Assets:		
Investments, at fair value:		
Chemed Corporation common stock	$ 27,412,851	$ 26,155,258
Mutual funds:		
MFS International Value Fund	14,226,624	11,157,300
T Rowe Price Blue Chip Growth Fund	13,470,317	-
BlackRock FFI Institutional Fund	13,468,876	14,419,263
JP Morgan Core Bond Fund	12,789,280	13,817,138
BlackRock Equity Dividend Fund	12,303,353	11,889,560
BlackRock S&P 500 Stock Fund	10,938,121	7,344,728
Goldman Sachs Mid Cap Value Fund	9,917,747	6,162,175
Goldman Sachs Growth Opportunities Fund	8,339,429	7,888,569
Wells Fargo Advantage Short Duration Government Bond Fund	6,123,993	5,376,906
Columbia Small Cap Value Fund	4,595,395	3,425,284
Lord Abbett Developing Growth Fund	4,121,247	2,240,078
MFS Total Return Fund	3,878,620	3,060,176
Oakmark Equity & Income Fund	3,249,187	3,260,733
Oppenheimer International Small Company Fund	3,235,490	2,184,472
Columbia Seligman Communications and Information Fund	2,103,941	1,922,524
PIMCO Real Return Fund	1,973,966	2,318,694
BlackRock Pacific Fund	1,046,251	662,410
BlackRock Capital Appreciation Fund	-	10,767,336
Collective trusts:		
Invesco Stable Value Retirement Fund	4,990,825	2,980,204
Total investments	158,185,513	137,032,808
Receivables:		
Notes receivable from participants	5,948,714	5,906,204
Employer contributions	2,893,293	1,451,513
Participant contributions	143,099	136,304
Accrued interest and dividends	4,848	4,750
Total receivables	8,989,954	7,498,771
Cash	81,658	34,464
Total assets	167,257,125	144,566,043
Liabilities:		
Accrued expenses	1,372	972
Net assets available for benefits, at fair value	167,255,753	144,565,071
Adjustment from fair value to contract value for interest in a collective trust related to fully benefit-responsive investment contracts	(73,986)	(98,677)
Net assets available for benefits	$ 167,181,767	$ 144,466,394

The accompanying notes are an integral part of these financial statements

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2013
Contributions:	
Employer	$ 5,667,348
Participant	7,236,280
Rollovers	191,717
	13,095,345
Interest income on notes receivable from participants	235,373
Investment income:	
Net appreciation in fair value of investments	19,155,349
Interest and other income	5,391,250
	24,546,599
Benefits paid to participants	(15,088,549)
Administrative expenses	(73,395)
Increase in net assets	22,715,373
Net assets available for benefits:	
Beginning of year	144,466,394
End of year	$ 167,181,767

The accompanying notes are an integral part of this financial statement

Notes to Financial Statements

1. General Description of the Plan

Overview and Eligibility
Chemed Corporation, as the Plan Administrator, adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan"). The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service. The following summary provides an overview of major Plan provisions and is provided for general informational purposes. Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions
Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, an employee may contribute up to a maximum of 85% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution"). For the Plan year 2013, the IRC limit on before-tax contributions was $17,500. In addition, eligible employees who have attained age 50 prior to the close of the Plan year are eligible to make a catch-up contribution of $5,500. Employee contributions are made through payroll deductions. The Company, on a participating unit basis, may elect to make contributions ("Matching Contribution") to the Plan on the first 6% of employees' basic contribution.

The Plan limits covered compensation for purposes of determining Basic and Matching Contributions to $255,000 for the Plan year ended December 31, 2013. All contributions are subject to limitations imposed by the IRC and ERISA.

Vesting and Forfeitures
Participants are immediately vested in their Basic Contributions and any earnings or losses thereon. Vesting in the employer's Matching Contributions occurs in annual 20% increments after two years of service and participants are fully vested after six years of service. Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Non-vested employer contributions which are forfeited by withdrawals from the Plan are used to reduce future employer contributions to the Plan. At December 31, 2013 and 2012, the forfeited account totaled $403,544 and $480,424, respectively, which was used to reduce the year end employer contributions receivable. Participants who forfeit amounts under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service.

Investment Options

Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch as Trustee and currently offers the following investment options for contributions: BlackRock FFI Institutional Fund, Invesco Stable Value Retirement Fund, Wells Fargo Advantage Short Duration Government Bond Fund, PIMCO Real Return Fund, JP Morgan Core Bond Fund, MFS Total Return Fund, Oakmark Equity & Income Fund, T Rowe Price Blue Chip Growth Fund, BlackRock S&P 500 Stock Fund, MFS International Value Fund, BlackRock Equity Dividend Fund, Goldman Sachs Mid Cap Value Fund, Goldman Sachs Growth Opportunities Fund, Columbia Small Cap Value Fund, Columbia Seligman Communications and Information Fund, Lord Abbett Developing Growth Fund, Oppenheimer International Small Company Fund and BlackRock Pacific Fund. Chemed Corporation stock is also an investment option for employee contributions. Purchases of Chemed Corporation stock are made by the Plan's trustee on the open market. Employer contributions are invested at the discretion of the Plan administrator. These same investment options are available for the employer contributions. The Plan allows participants to transfer funds among the various investment options.

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant's primary residence. Loans are secured by the balance in the Participant's account and bear interest at the prime rate plus 1%. Participants may not have more than two loans outstanding at any one time. Principal and interest payments are payable ratably through direct payroll deductions. Loans are in default when any scheduled payment remains unpaid beyond the last day of the calendar quarter following the calendar quarter in which the participant missed a scheduled payment. Also, a loan is in default if the participant or a representative makes a false statement to the Plan.

Payment of Benefits

Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Withdrawals

The Plan allows withdrawals of after-tax, rollover and vested employer matching contributions while an active employee. The Plan also allows for a "financial hardship" withdrawal of before-tax contributions for participants under age 59 ½ years in cases of demonstrated "financial hardship", as defined by the Plan document.

Plan Termination
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC. In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

2. Summary of Significant Accounting Policies

Investment valuation
Investments of the Plan are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. During 2013, distributions of $821,762 were made relating to defaulted loans.

Investment income
Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

Payment of benefits
Benefits are recorded when paid.

Expenses of the Plan
Unless paid by the Company, all expenses incurred in the administration of the Plan are paid by the Plan.

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP").

Investment appreciation (depreciation)
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized and unrealized appreciation (depreciation) for the specified period. Purchases and sales of securities are recorded on the trade date.

Fully benefit-responsive investment contracts held in collective trust
During 2011, the Plan added an investment option, the Invesco Stable Value Retirement Fund, a collective trust fund (the "Invesco Trust"). The Invesco Trust holds investment contracts which are fully benefit-responsive. Therefore, contract value is the relevant measurement attribute, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive and held by a collective trust offered only to qualified employer-sponsored defined contribution plans. An investment contract is considered fully benefit-responsive if: 1) it is affected directly between the collective trust and the issuer and may not be transferred without the consent of the issuer, 2) either the repayment of principal and interest is a financial obligation of the issuer or the issuer of a wrap contract provides assurance that the contract crediting rate will not be adjusted to less than zero, 3) the contract requires all permitted participant-initiated transactions with the collective trust to occur at contract value without limitation, 4) it is improbable that an event will occur that would limit the ability of the collective trust to transact at contract value with both the issuer and collective trust unit holders, and 5) the collective trust allows unit holders reasonable access to their funds.

The Statements of Net Assets Available for Benefits present the fair value of the investment in the Invesco Trust. Additionally, the Statements of Net Assets Available for Benefits present the adjustment of the investment in the Invesco Trust from fair value to contract value relating to fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Use of estimates
The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Concentrations, risks and uncertainties
The Plan has a significant concentration of investment in Chemed Corporation stock. A change in the value of this stock could cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U. S. GAAP and IFRSs. ASU 2011-04 amends and clarifies the measurement and disclosure requirements of ASC 820, resulting in common requirements for measuring fair value and for disclosing information about fair value measurements, clarification of how to apply existing fair value measurement and disclosure requirements, and changes to certain principles and requirements for measuring fair value and disclosing information about fair value measurements. The new requirements are effective for fiscal years beginning after December 15, 2011. Adoption occurred on January 1, 2012, and did not have a material effect on the Plan's financial statements.

3. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 18, 2012, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The related Trust is exempt from federal income tax under section 501(a) of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

4. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500.

	December 31,	
	2013	**2012**
Net assets available for benefits per the financial statements	$ 167,181,767	$ 144,466,394
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	73,986	98,677
Amounts allocated to withdrawing participants	(78,179)	(31,922)
Net assets available for benefits per the Form 5500	$ 167,177,574	$ 144,533,149

The following is a reconciliation of change in net assets per the financial statements at December 31, 2013 to Form 5500.

Increase in net assets per the financial statements	$ 22,715,373
Less: Change in amounts allocated to withdrawing participants at December 31, 2013	(46,257)
Add: Adjustment from contract value to fair value	(24,691)
Net income per Form 5500	$ 22,644,425

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested prior to December 31, but not yet paid as of year-end.

5. **Investments**

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
	2013	**2012**
Chemed Corporation common stock, 357,777 and 381,328 shares, respectively	$ 27,412,851	$ 26,155,258
MFS International Fund, 420,906 and 412,013 shares, respectively	14,226,624	11,157,300
T Rowe Price Blue Chip Growth Fund, 208,519 and 0 shares, respectively	13,470,317	- *
BlackRock FFI Institutional Fund, 13,468,876 and 14,419,263 shares, respectively	13,468,876	14,419,263
JP Morgan Core Bond Fund, 1,115,993 and 1,146,650 shares, respectively	12,789,280	13,817,138
BlackRock Equity Dividend Fund, 505,687 and 596,566 shares, respectively	12,303,353	11,889,560
BlackRock S&P 500 Stock Fund, 49,273 and 42,924 shares, respectively	10,938,121	7,344,728
Goldman Sachs Mid Cap Value Fund, 223,222 and 156,838 shares, respectively	9,917,747	6,162,175 *
Goldman Sachs Growth Opportunities Fund, 273,873 and 319,246 shares, respectively	8,339,429 *	7,888,569
BlackRock Capital Appreciation Fund, 0 and 437,697 shares, respectively	- *	10,767,336

* Investment represents less than 5% of the Plan's net assets at the specified date

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $19,155,349 as follows:

Mutual funds	$	16,226,976
Common stock		2,928,373
	$	19,155,349

6. Fair Value Measurements

Fair value is defined as the price that will be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds – Valued at the net asset value ("NAV") of shares held by the Plan at year-end, using prices quoted on active markets at the measurement date.

Common stock – Valued at the closing price reported on the active market on which the security is traded.

Collective trusts – Valued at NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Common stock - Health care	$ 27,412,851	$ -	$ -	$ 27,412,851
Equity funds:				
U. S. large growth	15,574,259	-	-	15,574,259
U. S. large value	12,303,353	-	-	12,303,353
U. S. large cap	10,938,121	-	-	10,938,121
Foreign large value	15,272,875	-	-	15,272,875
Mid-value	9,917,747	-	-	9,917,747
Mid-cap growth	11,574,919	-	-	11,574,919
Small value	4,595,395	-	-	4,595,395
Small growth	4,121,247	-	-	4,121,247
Bond funds:				
Short-term U. S. government	8,097,959	-	-	8,097,959
Intermediate-term	12,789,280	-	-	12,789,280
Other funds:				
Large blend	7,127,806	-	-	7,127,806
Money market	13,468,876	-	-	13,468,876
Collective trust (Stable value)	-	4,990,825	-	4,990,825
Total assets at fair value	$ 153,194,688	$ 4,990,825	$ -	$ 158,185,513

	December 31, 2012			
	Level 1	Level 2	Level 3	Total
Common stock - Health care	$ 26,155,258	$ -	$ -	$ 26,155,258
Equity funds:				
U. S. large growth	12,689,860	-	-	12,689,860
U. S. large value	11,889,560	-	-	11,889,560
U. S. large cap	7,344,728	-	-	7,344,728
Foreign large value	11,819,710	-	-	11,819,710
Mid-value	6,162,175	-	-	6,162,175
Mid-cap growth	10,073,041	-	-	10,073,041
Small value	3,425,284	-	-	3,425,284
Small growth	2,240,078	-	-	2,240,078
Bond funds:				
Short-term U. S. government	7,695,600	-	-	7,695,600
Intermediate-term	13,817,138	-	-	13,817,138
Other funds:				
Large blend	6,320,909	-	-	6,320,909
Money market	14,419,263	-	-	14,419,263
Collective trust (Stable value)	-	2,980,204	-	2,980,204
Total assets at fair value	$ 134,052,604	$ 2,980,204	$ -	$ 137,032,808

The Plan applied the practical expedient as of December 31, 2013 and 2012, to its investment in collective trusts. The practical expedient permits the Plan to measure the fair value of certain investments based on the investee's NAV or its equivalent. The Invesco Trust seeks to preserve principal while providing a competitive level of income over time that is consistent with the preservation of capital. The Invesco Trust invests primarily in other collective trusts containing guaranteed investment contracts, which are insurance contracts that guarantee the investor a fixed or floating interest rate over a predetermined period of time. Investments in the collective trusts have no holding period, and redemptions can be made daily. There are no unfunded commitments.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment in the Invesco Trust at contract value. Contract value represents contributions made to the Invesco Trust, plus appreciation, less participant withdrawals and administrative expenses. The Invesco Trust imposes certain restrictions on the Plan, and the Invesco Trust itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes the occurrence of events that could cause the Invesco Trust to transact at less than contract value is not probable. The Invesco Trust is presented in the December 31, 2013 and 2012 Statements of Net Assets Available for Benefits at fair value, with an adjustment to contract value.

7. Party-In-Interest Transactions

Certain Plan investments held during the years ended December 31, 2013 and 2012 include shares of the Company's common stock and shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan in 2013 for investment management services.

8. Delinquent Participant Contributions

During the Plan year ended December 31, 2013, there was a deemed loan of $220 made to the Company when a participant's contribution was not remitted to the trust on a timely basis. Under Department of Labor regulations, participant deferrals must be deposited "as soon as administratively feasible", but no later than the 15th business day of the month following the month they are withheld from the participant's pay. "As soon as administratively feasible" is understood to be as soon as the contribution can be reasonably segregated from the general assets of the employer. Estimated lost earnings to the participant were $22. As of December 31, 2013, the $220 late remittance and estimated lost earnings were deposited to the participant's account.

9. Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued, and noted no material subsequent events had occurred through this date requiring revision to the financial statements.

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500 EIN 31-0791746 Plan No. 104
Schedule H, Line 4i-
Schedule of Assets (Held At End of Year)*
December 31, 2013 **Schedule I**

(a)	(b) Identity of issue	(c) Description of investment		(d) Current value
**	Chemed Corporation	Common Stock	$	27,412,851
	MFS	International Value Fund		14,226,624
	T Rowe Price	Blue Chip Growth Fund		13,470,317
**	BlackRock	FFI Institutional Fund		13,468,876
	JP Morgan	Core Bond Fund		12,789,280
**	BlackRock	Equity Dividend Fund		12,303,353
**	BlackRock	S&P 500 Stock Fund		10,938,121
	Goldman Sachs	Mid Cap Value Fund		9,917,747
	Goldman Sachs	Growth Opportunities Fund		8,339,429
	Wells Fargo Advantage	Short Duration Government Bond Fund		6,123,993
	Invesco	Stable Value Retirement Fund		4,990,825
	Columbia	Small Cap Value Fund		4,595,395
	Lord Abbett	Developing Growth Fund		4,121,247
	MFS	Total Return Fund		3,878,620
	Oakmark	Equity & Income Fund		3,249,187
	Oppenheimer	International Small Company Fund		3,235,490
	Columbia Seligman	Communications and Information Fund		2,103,941
	PIMCO	Real Return Fund		1,973,966
**	BlackRock	Pacific Fund		1,046,251
**	Loan Fund	Loans to Participants, at rates ranging from 4.25% to 9.5%, and maturity dates from 1/14 to 12/23		5,948,714
	Total assets held for investment purposes		$	164,134,227

* This schedule includes those assets required to be reported under ERISA Section 2520.103-11 and IRS Form 5500, Schedule H, Line 4i.
** Denotes party in interest.

Chemed/Roto-Rooter
Savings & Retirement Plan

Form 5500, Schedule H, Line 4a-
Schedule of Delinquent Participant Contributions
Year Ended December 31, 2013 **Schedule II**

	Total that Constitute Nonexempt Prohibited Transaction			
Participant Contribution Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contribution Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-5
$ 220	$ -	$ 220	$ -	$ -

EXHIBIT I

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 19, 2014, with respect to the financial statements and supplemental schedules included in the Annual Report of Chemed/Roto-Rooter Savings & Retirement Plan on Form 11-K for the year ended December 31, 2013. We hereby consent to the incorporation by reference of said report in the Registration Statement of Chemed Corporation on Form S-8 (File No. 2-80712).

Grant Thornton LLP

Cincinnati, Ohio
June 19, 2014

Receipt Acknowledged:
SECURITIES AND EXCHANGE COMMISSION
By: ______________________________
June 19, 2014
(via Federal Express)

SEC
Mail Processing
Section

JUN 20 2014

Washington, DC
124

Securities and Exchange Commission
Attention: Filing Desk, Stop 1-4
Room 1004
450 Fifth Street, N.W.
Washington, DC 20549-1004

RE: 2013 Form 11-K
Chemed/Roto-Rooter Savings & Retirement Plan

Gentlemen:

Enclosed are four complete copies of the Plan's 2013 Annual Report on Form 11-K.

Please acknowledge receipt of this filing on the attached duplicate copy of this letter and return it to me in the enclosed self-addressed, stamped envelope.

Sincerely,

David J. Lohbeck

DJL:djb
Enc.